Exhibit 99.2

EXHIBITS

Exhibit Number		Page

99.2	Annual Meeting of Stockholders
1.Approval of the audited financial statements of the Company for the fiscal year ended December 31, 2017 contained in the Company’s 2017 Annual Report

2.Election of directors of the Company

Organizational Meeting
1.Election of officers of the Company

2.Appointment of Chairmen and Members of the Audit Committee, Risk Committee, Governance and Nomination Committee, Executive Compensation Committee and Technology Strategy Committee of the Board of Directors

June 13, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:  Mr. Jose Valeriano B. Zuño III

OIC - Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

June 13, 2018

SECURITIES & EXCHANGE COMMISSION

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,691 As of April 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	June 13, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter
5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 4 (Election of Directors and Officers) and Item 9 (Other Events)

We disclose the following information pertaining to the Annual Meeting of Stockholders (“Annual Meeting”) and Organizational Meeting of the Board of Directors (“Organizational Meeting”) of PLDT Inc. (the “Company” or “PLDT”) and the actions approved in said meetings.

1.	Annual Meeting of Stockholders

1.1	The Annual Meeting was held on June 13, 2018 at 3:00 p.m. at Rizal Ballroom AB, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

(a)	As at the Record Date, April 16, 2018 (the “Record Date”), the total outstanding shares of PLDT entitling the holders thereof to attend the Annual Meeting was 666,056,645, broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Non-Voting Serial Preferred	300,000,870
Total	666,056,645

(b)

As at the Record Date, the total outstanding shares of PLDT entitling the holders thereof to attend and vote their shares on matters presented for stockholders’ approval was 366,055,775 (the “Voting Shares”), broken down as follows:

Class of Shares	Number of Shares
Common	216,055,775
Voting Preferred	150,000,000
Total	366,055,775

(c)

The total Voting Shares owned or held by the stockholders present or represented by proxy at the Annual Meeting was 319,165,183 representing 87.19% of the total outstanding Voting Shares of PLDT as at the Record Date, broken down as follows:

Class Of Shares	Number of SharesPresentProxyPresent / Proxy			% to Total Outstanding Shares
Common	35,097,775	134,067,408	169,165,183	46.21%
Voting Preferred	0	150,000,000	150,000,000	40.98%
Total	35,097,775	284,067,408	319,165,183	87.19%

Therefore, there was a quorum for the valid transaction of business at the Annual Meeting.

(d)

Twelve (12) of the thirteen (13) incumbent directors, including the Chairman of the Board, the Chairmen of the Audit, Risk, Governance and Nomination, Executive Compensation, and Technology Strategy Committees, the President and Chief Executive Officer and other key officers of the Company were present in the Annual Meeting. Representatives from the Company’s independent auditors, Sycip Gorres Velayo & Co. were also present in the Annual Meeting.

1.2	Each item in the Agenda for the Annual Meeting that is subject to stockholders’ approval was voted upon by means of written voting instructions.

1.3	The voting requirement and the votes cast for each of the following items in the Agenda that is subject to stockholders’ approval are as follows:

(a)	Approval of the audited financial statements for the fiscal year ended December 31, 2017 contained in the Company’s 2017 Annual Report.

Class of Shares	VOTING REQUIREMENTMajority of Total Outstanding Common and Voting Preferred SharesVOTES CAST
Common	For	Against	Abstain
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	17,353,398	0	0
Stockholders present in person with proxies previously filed	14,152,541	0	0
Stockholders represented by proxies	133,589,959	20,767	456,682
Sub-Total	165,095,898	20,767	456,682
Voting Preferred
Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting	0	0	0
Stockholders present in person with proxies previously filed	0	0	0
Stockholders represented by proxies	150,000,000	0	0
Sub-Total	150,000,000	0	0
Grand Total	315,095,898	20,767	456,682

Since a total of 315,095,898 shares representing 86.08% or more than two-thirds (2/3) of the outstanding Common and Voting Preferred Shares were voted in favor of the approval of the audited financial statements of the Company for the fiscal year ended December 31,2017 contained in the Company’s 2017 Annual Report, the said financial statements were approved.

(b)	Election of thirteen (13) directors including three (3) independent directors for the ensuing year, whose background information are contained in the Information Statement.

Prior to the casting of votes, the Chairman explained the review or screening process of the Governance and Nomination Committee to determine whether each of the director-nominees possesses the qualifications and none of the disqualifications for directorship, and whether each of the independent director-nominees meets the additional criteria or qualifications for an independent director.

NAME OF DIRECTOR/ INDEPENDENT DIRECTOR	VOTING REQUIREMENTThirteen (13) nominees receiving the highest number of votes from theholders of Common and Voting Preferred Shares shall be declared elected and three (3) of them who have been pre-qualified as independent directors will be declared elected as such.VOTES CASTStockholder 1Stockholder 2Stockholder 3Total Numberof Votes

Mr. Bernido H. Liu (Independent Director)	17,353,398	16,867,426	293,743,294	327,964,118
Chief Justice Artemio V. Panganiban (Ret) (Independent Director)	17,353,398	16,321,116	291,274,761	324,949,275
Mr. Pedro E. Roxas (Independent Director)	17,353,398	14,312,127	290,899,835	322,565,360
Ms. Helen Y. Dee	17,353,398	12,857,421	263,168,176	293,378,995
Mr. Emmanuel F. Dooc	17,353,398	12,892,428	263,225,730	293,471,556
Atty. Ray C. Espinosa	17,353,398	13,240,245	264,922,840	295,516,483
Mr. James L. Go	17,353,398	12,857,421	263,167,574	293,378,393
Mr. Shigeki Hayashi	17,353,398	13,237,209	264,732,828	295,323,435
Mr. Manuel V. Pangilinan	17,353,398	17,440,451	290,426,532	325,220,381
Ms. Ma. Lourdes C. Rausa-Chan	17,353,398	13,237,210	265,145,959	295,736,567
Ambassador Albert F. del Rosario	17,353,398	14,625,349	264,726,656	296,705,403
Mr. Atsuhisa Shirai	17,353,398	12,857,421	262,870,072	293,080,891
Ms. Marife B. Zamora	17,353,398	13,237,209	263,916,337	294,506,944

Legend:

Stockholder 1	–Stockholders present in person without proxies previously filed but with voting instructions filed at the Annual Meeting

Stockholder 2 –Stockholders present in person with proxies previously filed

Stockholder 3– Stockholders represented by proxies

Each person nominated for election as director/independent director received votes of more than a majority of the outstanding Common and Voting Preferred Shares. Since there are only thirteen (13) Board seats and thirteen (13) nominees, each was declared elected and three (3) of them, namely Mr. Bernido H. Liu, Former Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas, who have been pre-qualified as independent directors were declared elected as such.

Attached are copies of the Certifications executed by Mr. Bernido H. Liu, Former Chief Justice Artemio V. Panganiban and Mr. Pedro E. Roxas in connection with their election as independent directors of the Company.

(c)	There were no other proposals presented to, and voted upon by, the stockholders at the Annual Meeting.

1.4

Sycip Gorres Velayo & Company (SGV) performed agreed upon procedures for the Company’s tabulation, registration and reporting system following the Philippine Standards on Related Services 4400 Engagements on Agreed-Upon Procedures issued by the Auditing Standards and Practices Council. In addition, representatives from SGV were present at the Annual Meeting to observe the registration, determination of quorum and tabulation of votes.

1.5	Stockholders were given an opportunity to ask questions which the Chairman, President & CEO, or other key officers clarified or responded to.

1.6

Stockholders were also informed that pursuant to the authority vested in the Audit Committee under the Company’s By-Laws, the Audit Committee appointed Sycip Gorres Velayo & Co. as independent auditors to audit the financial statements of the Company for the year 2018, and such appointment was confirmed by the Board of Directors.

2.	Organizational Meeting of the Board of Directors

2.1

The Organizational Meeting of the Board of Directors of the Company was held immediately after the adjournment of the Annual Meeting at Pasay AB Room, Makati Shangri-la, Ayala Avenue corner Makati Avenue, Makati City.

2.2

Twelve (12) or 92% of the thirteen (13) directors/independent directors elected during the Annual Meeting were present in the Organizational Meeting. Also present were the five (5) nominees for appointment as members of the Advisory Board/Committee.

2.3	The following actions were approved by the Board of Directors at the Organizational Meeting:

(a)	Election of the following officers to the positions indicated opposite their respective names:

Name		Position

Manuel V. Pangilinan	-	President and Chief Executive Officer
Ernesto R. Alberto	-	Executive Vice President and Chief Revenue Officer
Ray C. Espinosa	-	Chief Corporate Services Officer
Anabelle L. Chua	-	Senior Vice President & Chief Financial Officer
Maria Elizabeth S. Sichon	-	Senior Vice President & Chief People and Culture Officer
Victorico P. Vargas	-	Business Transformation Office Head
Ma. Lourdes C. Rausa-Chan	-	Senior Vice President, Corporate Secretary, General Counsel & Chief Governance Officer
June Cheryl A. Cabal-Revilla	-	Senior Vice President & Controller
Alejandro O. Caeg	-	Senior Vice President
Jun R. Florencio	-	Senior Vice President
Juan Victor I. Hernandez	-	Senior Vice President
Menardo G. Jimenez, Jr.	-	Senior Vice President
Oscar Enrico A. Reyes, Jr.	-	Senior Vice President
Leo I. Posadas	-	First Vice President & Treasurer
Florentino D. Mabasa, Jr.	-	First Vice President & Assistant Corporate Secretary
Katrina L. Abelarde	-	First Vice President
Marco Alejandro T. Borlongan	-	First Vice President

Alfredo B. Carrera	-	First Vice President
Leah Camilla Besa-Jimenez	-	First Vice President
Albert Mitchell L. Locsin	-	First Vice President
Aileen D. Regio	-	First Vice President
Martin T. Rio	-	First Vice President
Ricardo M. Sison	-	First Vice President
Emiliano R. Tanchico, Jr.	-	First Vice President
Annette Yvette W. Tirol	-	First Vice President
Victor Y. Tria	-	First Vice President
Melissa V. Vergel de Dios	-	First Vice President
Minerva M. Agas	-	Vice President
Benedict Patrick V. Alcoseba	-	Vice President
Ariel G. Aznar	-	Vice President
Jerameel A. Azurin	-	Vice President
Rafael M. Bejar	-	Vice President
Jose Arnilo S. Castañeda	-	Vice President
Gerardo Jose V. Castro	-	Vice President
Marisa V. Conde	-	Vice President
Gene S. De Guzman	-	Vice President
Aniceto M. Franco III	-	Vice President
Gil Samson D. Garcia	-	Vice President
Joseph Ian G. Gendrano	-	Vice President
Elisa B. Gesalta	-	Vice President
John John R. Gonzales	-	Vice President
Ma. Gillian Y. Gonzalez	-	Vice President
Ma. Criselda B. Guhit	-	Vice President
Emeraldo L. Hernandez	-	Vice President
Silverio S. Ibay, Jr.	-	Vice President
Gary F. Ignacio	-	Vice President
Marven S. Jardiel	-	Vice President
Princesita P. Katigbak	-	Vice President
Alexander S. Kibanoff	-	Vice President
Javier C. Lagdameo	-	Vice President
Luis Ignacio A. Lopa	-	Vice President
Czar Christopher S. Lopez	-	Vice President
Paolo Jose C. Lopez	-	Vice President
Maria Carmela F. Luque	-	Vice President
Oliver Carlos G. Odulio	-	Vice President
Carlo S. Ople	-	Vice President
Harold Kim A. Orbase	-	Vice President
Dale M. Ramos	-	Vice President
Ricardo C. Rodriguez	-	Vice President
Genaro C. Sanchez	-	Vice President
Maria Cristina C. Semira	-	Vice President
Ma. Merceditas T. Siapuatco	-	Vice President
Arvin L. Siena	-	Vice President
Carla Elena A. Tabuena	-	Vice President
Patrick S. Tang	-	Vice President
John Henri C. Yanez	-	Vice President

(b)	Appointment of the members of the Advisory Board/Committee:

Oscar S. Reyes
Roberto R. Romulo
Benny S. Santoso
Orlando B. Vea
Christopher H. Young

(d)	Appointment of the Chairmen, Members and Advisors of the Audit Committee, Risk Committee, Governance and Nomination Committee, Executive Compensation Committee, and Technology Strategy Committee:

Audit Committee

Pedro E. Roxas, Chairman/Independent Member
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Corazon S. de la Paz-Bernardo, Advisor (Audit Committee Financial Expert)
James L. Go, Advisor
Roberto R. Romulo, Advisor
Atsuhisa Shirai, Advisor

Risk Committee

Artemio V. Panganiban, Chairman/Independent Member
Bernido H. Liu, Independent Member
Pedro E. Roxas, Independent Member
James L. Go, Member
Atsuhisa Shirai, Member

Governance and Nomination Committee

Manuel V. Pangilinan, Chairman
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Atsuhisa Shirai, Member
Ma. Lourdes C. Rausa-Chan, Non-voting Member
Maria Elizabeth S. Sichon, Non-voting Member

Executive Compensation Committee

Manuel V. Pangilinan, Chairman
Bernido H. Liu, Independent Member
Artemio V. Panganiban, Independent Member
Pedro E. Roxas, Independent Member
Atsuhisa Shirai, Member
Maria Elizabeth S. Sichon, Non-voting Member

Technology Strategy Committee

Manuel V. Pangilinan, Chairman
Emmanuel F. Dooc, Member
Ray C. Espinosa, Member
James L. Go, Member
Albert F. del Rosario, Member
Atsuhisa Shirai, Member
Oscar S. Reyes, Non-voting Member
Orlando B. Vea, Non-voting Member

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT Inc.

By:	/s/ Ma. Lourdes C. Rausa-Chan
Name:	MA. LOURDES C. RAUSA-CHAN
Title:	Senior Vice President and Corporate Secretary

CERTIFICATION OF INDEPENDENT DIRECTOR

I, ARTEMIO V. PANGANIBAN, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 13, 2018.

2.	I have been PLDT’s independent director since 2013.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Pan Philippine Resources Corp.	Chairman	1979 – present
Peecee Realty, Inc.	Chairman	1991 – present
Arpan Investment and Management, Inc.	Chairman	1976 – present
GMA Network Inc.	Independent Director	2007 – present
First Philippine Holdings Corp.	Independent Director	2007 – present
Metro Pacific Investments Corp.	Independent Director	2007 – present
Robinsons Land Corp.	Independent Director	2008 – present
Manila Electric Company	Independent Director	2008 – present
Tollways Management Corp.	Independent Director	2008 – present
GMA Holdings, Inc.	Independent Director	2009 – present
Petron Corporation	Independent Director	2010 – present
Asian Terminals Inc.	Independent Director	2010 – present
Metro Pacific Tollways Corp.	Independent Director	2010 – present
Jollibee Foods Corp.	Director	2012 – present
TeaM Energy Corp.	Director	2015 – present
Asian Hospital, Inc.	Independent Director	2016 – present
Metropolitan Bank & Trust Co.	Senior Adviser	2007 – present
Double Dragon Properties Corporation	Adviser	2014 – present
Bank of the Philippine Islands	Member, Advisory Council	2016 – present

For my full bio-data, log on to my personal website: cjpanganiban.com

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and the Company’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any criminal/administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 13th day of June 2018, at Makati City.

                  /s/Artemio V. Panganiban

                 ARTEMIO V. PANGANIBAN

SUBSCRIBED AND SWORN to before me this 13th day of June 2018 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EC2160733 expiring on 21 September 2019.

NOTARY PUBLIC /s/Maria Yvette B. Caringal-De Castro
MARIA YVETTE B. CARINGAL-DE CASTRO
Notary Public for the City of Makati
Until December 31, 2018
Notarial Appointment No. M-60
Attorneys No. 62192
PTR O.R. NO. 5917869-01/09/17 Makati City
9/F MGO BLDG. LEGAZPI ST.
LEGAZPI VILL. MAKATI CITY, MM

Doc No. 402;
Page No. 82;
Book No. I;
Series of 2018.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, BERNIDO H. LIU, Filipino, of legal age and with office address at GABC 1155, 1155 North EDSA, Balintawak, Quezon City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 13, 2018.

2.	I have been PLDT’s independent director since 2015.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Matimco Incorporated	Chairman / Director	2003 – present
Basic Graphics Inc.	Chairman / Director	2005 – present
LH Paragon Inc.	Chairman & President	2006 – present
Golden ABC, Inc.	President & CEO	2006 – present
Oakridge Realty Development Corporation	Chairman	2006 – present
Red Logo Lifestyle, Inc.	Chairman	2007 – present
Essentia Medical Group, Inc.	Chairman	2014 – present
Greentree Food Solutions, Inc.	Chairman	2016 – present
GABC Int’l. Pte. Ltd. (SG)	Director	2016 – present
GABC Singapore Retail Pte. Ltd. (SG)	Director	2016 – present
Children’s Hour Philippines	Trustee	2004 – present
Philippine Retailers Association	Trustee	2007 – present
Habitat for Humanity	Member, Visayas Advisory Council	2014 – present
Mga Likha ni Inay, Inc. (member of CARD MRI)	Director	2015 – present

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	To the best of my knowledge, I am not the subject of any pending criminal or administrative investigation or proceeding.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 13th day of June 2018, at Makati City.

  /s/Bernido H. Liu

                         BERNIDO H. LIU

SUBSCRIBED AND SWORN to before me this 13th day of June 2018 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EC8085782 expiring on 19 June 2021.

NOTARY PUBLIC /s/Maria Yvette B. Caringal-De Castro
MARIA YVETTE B. CARINGAL-DE CASTRO
Notary Public for the City of Makati
Until December 31, 2018
Appointment No. M-60
Roll of Attorneys No. 62192
PTR O.R. NO. 5917869-01/09/17 Makati City
9/F MGO BLDG. LEGAZPI ST.
LEGAZPI VILL. MAKATI CITY, MM

Doc No. 401;
Page No. 82;
Book No. I;
Series of 2018.

CERTIFICATION OF INDEPENDENT DIRECTOR

I, PEDRO E. ROXAS, Filipino, of legal age and a resident of Makati City, after having been duly sworn to in accordance with law do hereby declare that:

1.	I am an independent director of PLDT Inc. (“PLDT”), having been duly elected as such during its Annual Meeting of Stockholders held on June 13, 2018.

2.	I have been PLDT’s independent director since 2003.

3.	I am affiliated with the following companies or organizations:

COMPANY/ORGANIZATION	POSITION/RELATIONSHIP	PERIOD OF SERVICE
Roxas Holdings, Inc.	Chairman	1995 – present
Club Punta Fuego, Inc.	Chairman	1997 – present
Brightnote Assets Corp.	Director	1999 – present
BDO Private Bank	Independent Director	2001 – present
Roxas & Company, Inc.	Chairman	2009 – present
Manila Electric Company	Independent Director	2010 – present
Hawaiian-Phil. Co.	Chairman	2013 – present
Cemex Holdings Phil. Inc.	Independent Director	2016 – present
Fundacion Santiago	Trustee/President	1993 – present
Philippine Sugar Millers Association	President	1995 - 1997 2005 – present
Phil. Business for Social Progress	Trustee	2001 – present
Roxas Foundation Inc.	Trustee	2016 – present
Mapfre Insular Insurance Corporation	Independent Director	April 2018 - present

4.

I possess all the qualifications and none of the disqualifications to serve as an independent director of PLDT, as provided for in Section 38 of the Securities Regulation Code, its Implementing Rules and Regulations and PLDT’s By-Laws and Manual on Corporate Governance.

5.

To the best of my knowledge, I am not related (other than the relationship provided under Rule 38.2.3 of the Securities Regulation Code) to any director/officer/substantial shareholder of PLDT and its subsidiaries and affiliates.

6.	I am not the subject of any criminal/administrative investigation or proceeding pending in court.

7.	To the best of my knowledge, I am neither an officer nor an employee of any government agency or government-owned and controlled corporation.

8.

I shall faithfully and diligently comply with my duties and responsibilities as independent director under the Securities Regulation Code and its Implementing Rules and Regulations, and PLDT’s By-Laws and Manual on Corporate Governance.

9.	I shall inform the Corporate Secretary of PLDT of any changes in the abovementioned information within five days from its occurrence.

Done, this 13th day of June 2018, at Makati City.

           /s/Pedro E. Roxas

                         PEDRO E. ROXAS

SUBSCRIBED AND SWORN to before me this 13th day of June 2018 at Makati City, affiant personally appeared before me and exhibited to me his Philippine Passport No. EC2368933 expiring on 19 October 2019.

NOTARY PUBLIC /s/Maria Yvette B. Caringal-De Castro
MARIA YVETTE B. CARINGAL-DE CASTRO
Notary Public for the City of Makati
Until December 31, 2018
Appointment No. M-60
Roll of Attorneys No. 62192
PTR O.R. NO. 5917869-01/09/17 Makati City
9/F MGO BLDG. LEGAZPI ST.
LEGAZPI VILL. MAKATI CITY, MM

Doc No. 403;
Page No. 82;
Book No. I;
Series of 2018.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President and Corporate Secretary

Date:  June 13, 2018